UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 001-33363

CUSIP NUMBER 31308T100

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: August 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -REGISTRANT INFORMATION

FCStone Group, Inc.
Full name of registrant

N/A
Former name if applicable

1251 NW Briarcliff Parkway, Suite 800
Address of Principal Executive Office (Street and Number)

Kansas City, Missouri 64116
City, State and Zip Code

PART II

RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

FCStone Group, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the year ended August 31, 2008 in a timely manner without unreasonable effort or expense because management needs additional time to complete the detailed and complex financial and other disclosures in the report.

For prior periods, the Company was a “non-accelerated filer.” For the year ended August 31, 2008, the Company is required to file its Annual Report on Form 10-K for the first time as a “large accelerated filer,” which reduced the Company’s deadline for filing by 30 days from the previous year. The Company was also required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 for the first time for the fiscal year ended August 31, 2008. The transition to this significantly shorter deadline, combined with these new compliance requirements, contributed to the Company’s inability to file its Annual Report on Form 10-K in a timely manner without unreasonable effort or expense.

The Company’s management and the Company’s independent registered public accounting firm have been working diligently to complete the financial disclosures and the audit, respectively, and anticipate that the report will be filed no later than the 15 th calendar day following the prescribed due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Craig L. Evans	(816)	691-3186
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FCStone Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	October 31, 2008	By:	/s/ William J. Dunaway
William J. Dunaway
Chief Financial Officer